Filed by Central Pacific Financial Corp.

Pursuant to rule 425 of the Securities Act of 1933, as amended, an deemed filed pursuant to rule 14d-2 and Rule 14a-12 under

the Securities Exchange Act of 1934, as amended

Subject Company: CB Bancshares, Inc.

Commission File No. 333-104783

The following is a copy of materials used in a presentation made to investors by Central Pacific Financial Corp. held on July 25, 2003 and posted on its website (www.cpbi.com) on July 28, 2003.

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Central Pacific Financial Corp.

Merger with

CB Bancshares, Inc.

Creating A Stronger, Focused Hawaii Bank

July 25, 2003

[CENTRAL PACIFIC FINANCIAL CORP LOGO]

FORWARD LOOKING INFORMATION

This document contains forward-looking statements.  Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. (“CPF”) and CB Bancshares, Inc. (“CBBI”), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects” and other similar expressions.  These statements are based upon the current beliefs and expectations of CPF’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:  (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPF’s and CBBI’s shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s activities.

Additional factors that could cause CPF results to differ materially from those described in the forward-looking statements can be found in CPF’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (“SEC”) and available at the SEC’s Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005.  In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information.  Therefore, management of CPF has created its own financial model for CBBI based on CBBI’s historical performance and CPF’s assumptions regarding the reasonable future performance of CBBI on a stand-alone basis.  These assumptions may or may not prove to be correct.  The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI.  There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

CPF filed with the SEC a registration statement on Form S-4 on April 28, 2003, to register the shares of CPF common stock to be issued in a proposed exchange offer, and filed amendments thereto on May 5, 2003, May 9, 2003 and July 17, 2003, respectively.  The registration statement is not final and will be further amended. CPF filed a definitive proxy revocation statement on May 22, 2003 and a preliminary proxy statement on May 9, 2003 (as revised on May 20, 2003 and May 28, 2003) for solicitation of revocation of proxies and proxies, as applicable, from CBBI shareholders for special meetings of CBBI shareholders.  Subject to future developments, CPF may file additional proxy statements for solicitation of proxies from CBBI or CPF shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement.  Investors and security holders are urged to read the registration statement and proxy statements and any other relevant documents (when available), including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information.  Investors and security holders may obtain a free copy of the registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, at the SEC’s Internet web site at (www.sec. <http://www.sec.gov/>gov <http://www.sec.gov/>).  The registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

CPF, its directors and executive officers and certain other persons may be deemed to be “participants” if CPF solicits proxies from CBBI and CPF shareholders.  A detailed list of the names, affiliations and interests of the participants in any such solicitation is contained in CPF’s definitive proxy revocation statement as filed on May 22, 2003 and a preliminary proxy statement as filed on May 9, 2003 (as revised on May 20, 2003 and May 28, 2003) for solicitation of revocation of proxies and proxies, as applicable.  Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF’s 2003 Annual Meeting of Shareholders.

Transaction Summary

Consideration per CBBI Share	1. 6005 shares of CPF Stock + $22.27 in cash
Offer Price(1)	$64.44 per CBBI share
Premium Over Closing Price (4/15/03)	55%
Premium Over Unaffected Price (2/25/03)(2)	73%
Implied Transaction Value	$287 million
Pro Forma Ownership(3)	70% CPF; 30% CBBI
Required Approvals & Conditions	CPF and CBBI shareholder approvals, regulatory approvals, and redemption of CBBI’s poison pill

(1) Based on CPF stock price of $26.35 on 7/23/03.

(2) Unaffected Price: Price the day before CPF began purchasing shares of CBBI in the open market.

(3) Assumes 7.0 million CPF shares issued to CBBI shareholders.

Chronology of Events

[CHART]

A	02/25/03: CPF initiates purchases of CBBI stock in the open market.

B	03/17/03: CPF and CBBI meet; CPF presents proposal.

C	04/16/03: CPF announces proposal to merge with CBBI.

D	05/05/03: CBBI rejects CPF’s proposal.

E	05/07/03: CBBI denies request to postpone May 28th Shareholder Meeting.

F	05/09/03: CPF raises cash portion of its offer.

G	05/12/03: CBBI rejects revised offer.

H	05/19/03: CBBI denies request for June 26th Shareholder Meeting.

I	06/17/03: CPF determines not to pursue June 26th meeting.

J	07/22/03: CBBI files lawsuit against its shareholders.

Why We Are Committed—The Facts

•                              55% premium

•                              Higher cash dividends

•                              Anticipated accretion to CPF shareholders

•                              Superior track record of CPF Management

•                              Hawaii, consumers and employees will benefit from a stronger, locally-focused bank

•                              We believe shareholders support the merger proposal

•                        At CBBI’s May 28th meeting, almost 70% of CBBI shareholders either voted in favor of our proposal to remove an obstacle to the transaction or —as we recommended— did not participate

An Attractive Offer

CBBI Share Price(1)

[CHART]

CBBI Price(1)/Book

[CHART]

(1) As of 4/15/03, date before announcement of CPF proposal.

(2) CPF share price as of 7/23/03. CBBI’s book value as of June 30, 2003.

Superior Value Creation

[CHART]

Note:  CPF’s Current P/E Multiple based on CPF share price as of 7/23/03 and 2003E EPS of $2.09.  CBBI’s Current P/E Multiple based on CBBI share price as of 4/15/03 and CPF’s 2003E EPS for CBBI of $4.16.  See Appendix for value creation calculations.

(1) Based on CPF share price of $26.35 as of 7/23/03 and the proposed consideration per CBBI share of $22.27 + 1.6005 CPF shares.

(2) Price as of 4/15/03, adjusted for 10% stock dividend.

Good For Hawaii & Local Community

•                  Creates a stronger, locally focused bank for Hawaii

•      $2.5B in loans(1); $2.9B in deposits(1); $3.9B in assets(1)

•      14% deposit market share in Hawaii(2)

•                  Better positioned to finance business and economic growth in Hawaii

•                  Better able to meet unique, local needs

•                  Committed to maintaining same level of charitable giving of both banks plus additional $1 million

(1) Source:  CPF and CBBI financials as of 6/30/03.

(2) Source:  SNL Securities as of 6/30/02.

CPF-CBBI:  Significantly Builds
Deposit Market Share in Hawaii

[CHART]

Source:  SNL Securities.  Data as of 6/30/02.

Good For Customers

•                                          Expanded “fiercely loyal” personalized service

•                                          Broader menu of products and services

•                                          More convenience through a larger branch & ATM network

•                                          Larger lending capacity

CPF-CBBI:  Diversified Loan Portfolio

CPF

[CHART]

Gross Loans(1):  $1,295M

CBBI

[CHART]

Gross Loans(1):  $1,069M

Pro Forma

[CHART]

Gross Loans(1):  $2,364M

Source:  CPF and CBBI financials.

Note:  As of 12/31/02.

(1)  Excludes Loans Held for Sale.

Committed To Fairness For All Employees

•              Adopting a philosophy of “picking best practices”

•                                          Employee retention and organizational decisions to be based purely on merit

•              Considering initiatives to minimize job loss

•                                          External hiring freeze

•                                          Using attrition to minimize job loss

•                                          Retraining and reassigning

•              Considering initiatives to help those who lose jobs

•                                          Enhanced merger-related severance

•                                          Outside placement services

•                                          Career coaching and employee assistance

Shareholders of Both Banks Win

•              Combined bank offers anticipated EPS accretion

•                                          Fully phased-in anticipated annual cost saves of $16 million

•              CBBI shareholders receive 55%(1) premium and increase in per share cash dividends

•                                          Opportunity to own a company with an outstanding track record of performance

•              Increased investor visibility & trading liquidity

•                                          Over $600 million pro forma market cap(2)

•                                          NYSE listing

(1)          Based on CPF stock price of $26.35 on 7/23/03 and CBBI stock price of $41.45 on 4/15/03.

(2)          As of 7/23/03.

It’s a Logical Fit—and Easy to Integrate

•              Similar roots and culture

•                                          Common roots, post-WWII founding

•                                          Local values

•                                          Focused on personalized service

•              Same market

•                                          Small and mid-sized businesses, retail customers

•                                          Overlapping geography

•              Common Fiserv based technology platform

CPF:  A Track Record of
Outstanding Performance

CPF Snapshot

Earnings Per Share

[CHART]

• Assets(1)	$2.1	B
• Deposits(1)	$1.7	B
• Market Cap(2)	$422	M
• ROAE(3)	18.23%
• ROAA(3)	1.64%
• Dividend Yield(2)	2.5%
• Price(2)/2003E EPS(4)	12.6	x
• Price(2)/Book(5)	2.28	x

(1)          As of 6/30/03.

(2)          As of 7/23/03.

(3)          ROAE:  Return on Average Equity.  ROAA:  Return on Average Assets.  Based on year-to date performance as of 6/30/03.

(4)          Source:  FirstCall.

(5)          Book value as of 6/30/03.

CPF Stock Outperforms

[CHART]

Source:  FactSet.

Note:  As of 7/23/03.

CPF:  Consistent Earnings Growth

Net Income

[CHART]

Source:  CPF and CBBI financials.

CPF:  Superior Returns

Return on Average Assets

[CHART]

Source:  CPF and CBBI financials.

Return on Average Equity

[CHART]

Source:  CPF and CBBI financials.

CPF:  Unmatched Credit Quality

Net Charge-Offs/Average Loans

[CHART]

Source:  CPF and CBBI financials.

CPF:  Strong Deposit Growth

Total Deposits

[CHART]

Source:  CPF and CBBI financials.

YTD Performance

($ in thousands)

	CPF		CBBI
Revenues	$52,029		$49,491
Net Income	16,560		10,476

Performance Ratios
Net Interest Margin	4.88%		4.82%
Efficiency Ratio	51.43		56.55
Return on Average Assets	1.64		1.26
Return on Average Equity	18.23		13.50

Asset Quality Ratios
Non-Performing Loans/Total Loans	0.02%		0.86%
Reserves/Non-Performing Loans	92.8	x	3.0	x

Note: As of 6/30/03.

Source: Company’s press releases. CBBI’s Net Income, ROAA and ROAE based on Net Income-adjusted as reported on press release dated 7/21/03, excluding one-time non-interest income of $975, tax affected at 34% and average total assets and average stockholder’s equity for the six months ended June 30, 2003.

CPF-CBBI:

A Powerful Combination

CPF-CBBI:  A Great Fit

	CPF	CBBI
Founded in	1954	1959
Operations	24 branches on 4 islands	21 branches on 4 islands
Lead Product	Commercial Mortgage	Residential Mortgage
Deposit Rank	#4	#5
Common Heritage	Founded to serve the Japanese-American Community in Hawaii
Market Focus	Become local bank of choice in Hawaii
Opportunity	Proven success at creating value for shareholders	Opportunity for cost savings and performance enhancement

Pro Forma EPS Impact

	Projected for Fiscal Year
Earnings Projections	2004	2005
CPF’s Stand Alone GAAP EPS(1)	$2.28	$2.51

Pro Forma GAAP EPS(2)	$2.46	$2.77
Accretion to CPF ($)	$0.18	$0.26
Accretion to CPF (%)	8%	11%

Pro Forma Cash EPS(2)	$2.58	$2.90
Accretion to CPF ($)	$0.30	$0.39
Accretion to CPF (%)	13%	16%

Note:  Neither CBBI nor any analyst has published any information for 2003, 2004 and 2005. No due diligence has been performed on CBBI other than reviewing public information. All projections for CBBI based on a model prepared by CPF Management. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

Note: See Appendix for transaction assumptions and key assumptions in developing model for CBBI.

(1) Source: FirstCall.

(2) Assumed EPS projections for CBBI of $4.50 in 2004 and $4.84 in 2005.

CPF-CBBI:  Well-Positioned for
Hawaii Market Leadership

($ in millions)

	CPF	CBBI	Pro Forma

Net Loans	$1,294	$1,205	$2,499

Intangible Assets	—	—	153

Assets	2,089	1,699	3,946

Deposits	1,708	1,182	2,890

Shareholders’ Equity	184	160	385

Note:   Data as of 6/30/03 except pro forma assets, pro forma intangible assets and pro forma shareholders’ equity which are as of 12/31/03.  Pro forma shareholders’ equity includes merger adjustments as well as giving effect to estimated earnings and dividends for 2003.

Note:   See Appendix for transaction assumptions and key assumptions in developing model for CBBI.

Strong Balance Sheet

	CPF	CBBI	Pro Forma
Tangible Common/Tangible Assets	8.78%	9.33%	6.11%
Leverage Ratio(1)	9.73	9.13	6.58
Tier 1 Risk-Based Ratio	12.77	12.60	8.71
Total Risk-Based Capital Ratio	14.02	13.87	11.13

NPAs/Loans + OREO	0.02%	0.92%	0.45%
Reserves/Loans	1.93	2.61	2.23%

Note:   Stand-alone data as of 06/30/03; Pro forma as of 12/31/03 except NPAs/Loans + OREO and Reserves/Loans which are as of 3/31/03.  Pro Forma based on CPF’s 2003 earnings forecasts (as per FirstCall) and CBBI’s 2003 earnings projections based on model prepared by CPF’s Management.  Pro Forma assumes asset growth of 5% annually for CPF and 3% annually for CBBI.  Risk weighted assets forecasted to remain a constant percentage of total assets.

Note:   Neither CBBI nor any analyst has published any information for 2003, 2004 and 2005.  No due diligence has been performed on CBBI other than reviewing public information.  All projections based on a model prepared by CPF Management.  There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

Note:   See Appendix for transaction assumption and key assumptions in developing model for CBBI.

(1)  Defined as Tier 1 Capital divided by Average Tangible Assets.

Good For Hawaii, Customers &
Shareholders of Both Banks

•                       Creates a stronger, locally based and managed bank for Hawaii—to better meet unique local needs

•                       More customers to enjoy “fiercely loyal” service, added convenience, larger lending limits and a broader menu of products and services

•                       Shareholders of both banks win

•                       Anticipated EPS accretion

•                       Stronger competitive position

•                       Attractive premium and for CBBI shareholders

•                       Significant synergies

•                       Low execution risk

Appendix

Transaction Assumptions

•                       Earnings for CPF(1)

•                                 $2.09 per share for 2003, $2.28 for 2004, 10% growth thereafter

•                       Earnings Projections for CBBI

•        No due diligence performed on CBBI

•        No research coverage

•                                 Projections based on model prepared by CPF’s management

•                       $16 million cost saves

•        15% of combined operating expenses

•                                 75% in 2004, 100% in 2005

•                       Core-deposit intangible estimated at $21 million, amortized over 7 years

•                       $32 million restructuring charge

•                       No revenue enhancements assumed

(1) Source:  FirstCall.

Key Assumptions in
Developing Model for CBBI

($ in millions)

	2001A	2002A	2003E	2004E	2005E
Net Interest Margin (NIM)	4.48%	5.18%	4.60%	4.60%	4.60%
Change in NIM (bps)(1)		70	(58)	—	—
Non-Interest Expense Growth	10	4	3	3	3
Gross Loans	$1,192	$1,062	$1,094	$1,127	$1,160
Growth Rate(1)	(6)%	(11)%	3%	3%	3%
Deposits	$1,138	$1,163	$1,198	$1,234	$1,271
Growth Rate(1)	(7)%	2%	3%	3%	3%
Reserves/Loans	1.57%	2.34%	2.35%	2.28%	2.22%
Net Charge-Offs (NCOs)	$12	$9	$6	$5	$4
NCOs/Average Loans	0.90	0.82	0.56	0.45	0.35

Note:   Neither CBBI nor any analyst has published any information for 2003, 2004 and 2005.  No due diligence has been performed on CBBI other than reviewing public information.  All projections for CBBI based on a model prepared by CPF Management.  The assumptions for the projections may or may not prove to be correct.  The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CPF and CBBI.

(1) Represents year over year change/growth.

($ in millions)

	2001A	2002A	2003E	2004E	2005E

Total Revenues	$82	$91	$89	$91	$95
Non-Interest Expense	51	53	54	56	58
Earnings before Provision	$32	$39	$35	$35	$37
Provision for Loan Losses	14	17	7	5	4
Net Income	6	14	18	20	21
EPS:
As reported	1.58	3.43	4.16	4.50	4.84
Core(1)	3.39	3.95	4.16	4.50	4.84

Note:  Neither CBBI nor any analyst has published any information for 2003, 2004 and 2005.  No due diligence has been performed on CBBI other than reviewing public information.  All projections for CBBI based on a model prepared by CPF Management. The assumptions for the projections may or may not prove to be correct.  The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CPF and CBBI.

(1)               Defined as Net Income plus Extraordinary Charges minus/plus Gain/Loss on Securities (tax-affected at 35%) divided by Average Diluted Shares.   See Appendix for reconciliation.

CBBI’s Core EPS Reconciliation

($ in millions)

	2001	2002

Net Income (as reported)	$6.2	$13.5
Add
Impairment of asset-backed securities (after-tax(1))	6.9	0.9
Realized losses on sale of securities (after-tax(1))	0.1	1.2
Core Net Income	$13.2	$15.5
Average Diluted Shares	4.281	4.328
EPS:
As Reported	$1.44	$3.12
Core	3.08	3.59

(1)               35% assumed tax rate.

Value Creation Calculations

CPF Proposal

	Transaction		2004		2005		2006
Pro Forma EPS(2)			$2.46		$2.77		$2.76
Forward P/E(3)			12.6	x	12.6	x	12.6	x
CPF Share Price	$26.35	(1)	$31.00		$34.90		$37.93

Pro Forma EPS(2)			$2.46		$2.77		$3.01
Payout Ratio(4)			30%		30%		30%
Yearly Div/ Share	$0.64		$0.74		$0.83		$0.90

Shares Reinvested(5)			0.0618		0.0646		0.0663
Shares Owned at EOP	2.4457	(6)	2.5074		2.5721		2.6383

Deal Value Per CBBI Share	$64.44		$77.76		$89.76		$99.96

Note: EOP = End of Period.

(1)     As of 7/23/03.

(2)               Pro Forma EPS based on the following:  (i) Consideration per CBBI share—$22.27 + 1.6005 shares of CPF stock; (ii) Estimated CPF stand alone EPS of $2.28 in 2004, $2.51 in 2005 and $2.76 in 2006; (iii) Estimated CBBI stand alone EPS of $4.50 in 2004, $4.85 in 2005 and $5.23 in 2006; (iv) Estimated pre-tax synergies of $12 million in 2004 and $16 million in 2005 and 2006; (v) Estimated amortization of core deposit premium—$3 million per year; (vi) Estimated trust preferred related interest expense and opportunity cost of cash.

(3)               Based on CPF’s Price / 2003E EPS of 12.6x as of 7/23/03.

(4)               Estimated payout ratio in 2003 assumed to continue going forward (Payout ratio = Annual dividends per share / 2003E EPS = $0.64/$2.09 = 30%).

(5)               Assumes reinvestment of cash dividends on CPF stock at the average projected CPF stock price.

(6)               Assumes reinvestment of cash proceeds on CPF’s stock ($64.44/$26.35).

CBBI Stand-Alone

	Transaction		2004		2005		2006
Pro Forma EPS(1)			$4.50		$4.84		5.23
Forward P/E(2)			9.9	x	9.9	x	9.9	x
Stand Alone Value	$41.36		$44.71		$48.08		$51.96

Pro Forma EPS			$4.50		$4.84		$5.23
Payout Ratio(3)			32%		32%		32%
Yearly Div/ Share			$1.44		$1.55		$1.67

Shares Reinvested(4)			0.0335		0.0345		0.0357
CPF Shares Owned at EOP	1.0000		1.0335		1.0680		1.1037

Deal Value Per CBBI Share	$41.36	(5)	$46.20		$51.35		$57.35

Note: EOP = End of Period.

(1)          Based on CPF management assumptions.

(2)          Based on CBBI’s share price of $41.36 as of 4/15/2003, adjusted for 10% stock dividend, and projected 2003 EPS of $4.16 (As per CPF management).

(3)          Payout ratio based on estimated quarterly dividends of $0.36 in 2004 and estimated 2004 EPS of $4.50. Same payout ratio assumed to continue going forward.

(4)          Assumes reinvestment of cash dividends on CBBI stock at the average projected CBBI stock price.

(5)          As of 4/15/03, adjusted for 10% stock dividend.

Central Pacific Financial Corp.

Merger with

CB Bancshares, Inc.

Creating A Stronger, Focused
Hawaii Bank

July 25, 2003